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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Act	October 12, 2007 Sec. Exch Act of 1934
Section	Various
Rule	Regulation M, Rules 101 & 102
Public Availability	10/17/2007

Mr. Arthur S. Long, Esq.
Davis Polk & Wardell
450 Lexington Avenue
New York, NY 10017

RE: Exchange-traded notes of Deutsche Bank AG linked to the Dow 10 Index Total Return and the Morningstar Wide Moat Focus Indices
File No. TP 08-04

P.E. 10-11-07

Dear Mr. Long:

In your letter dated October 11, 2007, you request, on behalf of Deutsche Bank AG ("Deutsche Bank"), clarification that Deutsche Bank may rely on no-action advice the Staff previously granted to an issuer of products similar to the exchange-traded notes ("ETNs") Deutsche Bank seeks to issue[1] and confirmation that the Staff of the Division of Market Regulation ("Staff") would not recommend enforcement action concerning Rules 101 and 102 of Regulation M in respect of the trading and redemption of the ETNs as described in your letter, as well as Section 11(d)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 11d1-2 thereunder.[2]

Deutsche Bank is a financial institution that offers a variety of investment, financial, and related products and services to private individuals, corporate entities, and institutional clients. Deutsche Bank is headquartered in Frankfurt am Main, Germany.

On October 10, 2005, Deutsche Bank filed a Registration Statement with the Commission, which contained a prospectus (the "Prospectus"), also dated October 10, 2006. Deutsche Bank plans to issue the ETNs from its Registration Statement. On November 13, 2006, Deutsche Bank filed with the Commission a prospectus supplement (the "Prospectus Supplement"). In connection with the offer and sale of the ETNs, Deutsche Bank will file with the Commission a free writing prospectus and pricing supplement, which would relate to the Prospectus and Prospectus Supplement. The ETNs will constitute the direct, unconditional, unsecured and unsubordinated

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1 See Letters dated May 30, 2006 and July 27, 2006 to George H. White, Esq. from Mr. James A. Brigagliano, Associate Director, Office of Trading Practices and Processing, Division of Market Regulation.

2 You have represented that your client would not need relief from the various short sale rules as in the Barclays letters, due to the removal of price test trading restrictions in relation to short sales since the issuance of the Barclays letters. See Exch. Act Rel. No. 55970 (July 3, 2007).

obligations of Deutsche Bank, ranking pari passu with all of its other unsecured unsubordinated obligations (except such obligations as are preferred by operation of law), and will be issued pursuant to an Indenture, dated November 22, 2006, among Deutsche Bank, Law Debenture Trust Company of New York, as Trustee, and Deutsche Bank Trust Company Americas, as Issuing Agent, Payment Agent, and Registrar.

The ETNs would be linked to one of two indices, the "Dow 10 Index Total Return" (the "Dow 10") and the "Morningstar Wide Moat Focus Index" (the "Morningstar Wide Moat Focus," together, the "Indices"). The Dow 10 is an equally-dollar-weighted market index constructed as a subset of the Dow Jones Industrial Average ("DJIA") that measures the total return of the Dow 10's underlying stocks. The Morning Star Wide Moat Focus is an equal weight index that is a subset of stock in the Morningstar Wide Moat, which is itself a subset of the Morningstar US Market Index. The valuation of the ETNs will be derived from the value of the Indices, subject to an investor fee. Holders of the ETNs may redeem the ETNs at their option and subject to certain restrictions, to cause Deutsche Bank to redeem the ETNs on a daily basis. The minimum number of ETNs that would be allowed to be redeemed on any redemption date would be 250,000.

This response is attached to the enclosed photocopy of your correspondence. We have attached a copy of your letter to this response to avoid reciting the facts. Each defined term in this letter has the same meaning as defined in your letter unless otherwise noted.

Response:

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in the Regulation. The provisions of Rule 101 apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities, and affiliated purchasers of such persons.

On the basis of your representations and the facts presented, particularly that the ETNs are redeemable at the option of the holder on a daily basis (in quantities of 250,000 or more) and that the secondary market price of the ETNs should not vary substantially from the value of the relevant underlying Indices, the Staff will not recommend to the Commission enforcement action under Rule 101 of Regulation M, thus permitting persons who may be deemed to be participating in a distribution of the ETNs to bid for or purchase the ETNs during their participation in such distribution.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling securities holders, or any affiliated purchaser of such persons from bidding for, purchasing, or attempting to induce another person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. The restriction applies to purchases made during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" for Regulation M purposes as any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the ETNs are redeemable at the option of the holder on a daily basis (in quantities of 250,000 or more) and that the secondary market price of the ETNs should not vary substantially from the value of the relevant underlying Indices, the Staff will not recommend to the Commission enforcement action under Rule 102 of Regulation M, thus permitting Deutsche Bank and affiliated purchasers to redeem the ETNs.

Section 11(d)(l) and Rule 11d1-2

As we discussed, we are treating your request with respect to Section 11(d)(1) of the Exchange Act, and Rule 11d1-2 thereunder, as a request that broker-dealers may treat the ETNs as "securities issued by a registered open-end investment company or unit investment trust as defined in the Investment Company Act of 1940" for purposes of Rule 11d1-2.

Accordingly, on the basis of your representations and the facts presented, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat the ETNs, for the purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered open-end investment company or unit investment trust as defined in the Investment Company Act of 1940" and thereby extend or maintain or arrange for the extension or maintenance of credit on the ETNs that have been owned by the persons to whom credit is provided for more than 30 days, in reliance on the exemption contained in the rule.

The foregoing no-action positions taken under Section 11(d)(1), Rule 11d1-2, and Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented, and are strictly limited to the application of those rules to transactions involving the ETNs under such circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions taken under Section 11(d)(1), Rule 11d1-2, and Rules 101 and 102 of Regulation M are subject to the condition that such transactions in the ETNs or any related securities are not made for the purpose of creating actual, or apparent, active trading in, or raising or otherwise affecting the price of, such securities.

The foregoing no-action positions are subject to modification or revocation as necessary or appropriate. In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including but not limited to, the adequacy of disclosure concerning the proposed transactions and the applicability of other federal or state laws or rules or regulations of any self-regulatory organizations to the proposed transactions.

Very truly yours,

Josephine Tao
Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

RECEIVED
2007 OCT 16 PM 1:02
SEC / MR

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

ARTHUR S. LONG
212 450 4742
ARTHUR.LONG@DPW.COM

October 11, 2007

Re: Exchange-Traded Notes of Deutsche Bank AG linked to the Dow Jones 10 and the Morningstar Wide Moat Focus Indices

Ms. Josephine Tao
Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549

Dear Ms. Tao:

On behalf of our client, Deutsche Bank AG ("**Deutsche Bank**"), we are writing to seek confirmation from the staff of the Division of Market Regulation of the Securities and Exchange Commission (the "**Commission**") that Deutsche Bank, in issuing the exchange-traded notes (the "**ETNs**") described below, may rely on the no-action relief granted in the letters dated May 30, 2006 and July 27, 2006 to Sullivan & Cromwell LLP with respect to the iPath Exchange-Traded Notes issued by Barclays Bank plc (the "**Barclays Letters**"), including confirmation that the staff of the Division of Market Regulation would not recommend to the Commission enforcement action under Rules 101 and 102 of Regulation M, Section 11(d)(1) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") or Rule 11d1-2 under the Exchange Act.[1]

Deutsche Bank currently issues equity-linked and other structured notes under an effective WKSI registration statement, File No. 333-137902 (the "**Registration Statement**"). Like Barclays, Deutsche Bank is contemplating issuing exchange-traded notes from its Registration Statement. The contemplated ETNs are substantially similar to the Barclays exchange-traded notes, as described in more detail below.

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[1] See Letters dated May 30, 2006 and July 27, 2006 to George H. White, Esq. from Mr. James A. Brigagliano, Acting Associate Director, Office of Trading Practices and Processing, Division of Market Regulation.

Background

Headquartered in Frankfurt am Main, Germany, Deutsche Bank is the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of €1,938 billion as of June 30, 2007. Deutsche Bank offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

Deutsche Bank listed its ordinary shares in the form of Global Depositary Shares on the New York Stock Exchange and became a reporting issuer under the Securities Exchange Act of 1934 (the "**Exchange Act**") in the fall of 2001. On October 10, 2006, Deutsche Bank filed the Registration Statement with the Commission, which contained a prospectus (the "**Prospectus**"), also dated October 10, 2006, covering a variety of securities, including its senior debt securities. On November 13, 2006, Deutsche Bank filed with the Commission a prospectus supplement (the "**Prospectus Supplement**") relating to its Global Notes, Series A (the "**Notes**"). Pursuant to the Prospectus Supplement, Deutsche Bank has issued more than one hundred notes, including numerous notes linked to equity indices.

The contemplated ETNs would be linked to either of the following indices: (i) the Dow 10 Index Total Return[2] (the "**Dow 10**"), and (ii) the Morningstar Wide Moat Focus Index[3] (the "**Morningstar Wide Moat Focus**," each, an "**Index**," and together, the "**Indices**"). The Indices are described in more detail below.

In connection with the offer and sale of the ETNs, Deutsche Bank will file with the Commission a free writing prospectus and pricing supplement, which would relate to the Prospectus and Prospectus Supplement. The ETNs will constitute the direct, unconditional, unsecured and unsubordinated obligations of Deutsche Bank, ranking *pari passu* with all of its other unsecured and unsubordinated obligations (except such obligations as are preferred by operation of law), and will be issued pursuant to an Indenture, dated November 22, 2006, among Deutsche Bank, Law Debenture Trust Company of New York, as Trustee, and Deutsche Bank Trust Company Americas, as Issuing Agent, Paying Agent and Registrar. The ETNs will be issued in registered, book-entry form represented by one or more global notes to be held through The Depository Trust Company.

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[2] The Dow 10's constituent stocks are currently Citigroup, DuPont, General Electric, General Motors, JPMorgan Chase, Altria Group, Merck, Pfizer, AT&T and Verizon.

[3] The Morningstar Wide Moat Focus's constituent stocks are currently Apollo Group Inc. Cl A, Boston Scientific Corp., CheckFree Corp., Capital One Financial Corp., Dell Inc., eBay Inc., Electronic Arts Inc., Expeditors International of Washington Inc., Federated Investors Inc., Getty Images Inc., Graco Inc., Johnson & Johnson, Linear Technology Corp., Marsh & McLennan Cos., Maxim Integrated Products Inc., Bank of America Corp., RenaissanceRe Holdings Ltd., Walgreen Co., Wal-Mart Stores Inc. and Western Union Co.

Like the exchange-traded notes described in the Barclays Letters, the payment at maturity on the contemplated ETNs would reflect the 1-for-1 performance of the underlying asset (here, one of the Indices), subject to an investor fee. The investor fee would be between 0.50% and 1.00% per annum, which would be multiplied by the principal amount of the ETNs held by an investor and calculated daily. Also like the Barclays exchange-traded notes, holders of the ETNs would be allowed, at their option and subject to certain restrictions, to cause Deutsche Bank to redeem their ETNs on any of the redemption dates between issuance and maturity. The minimum number of ETNs that would be allowed to be redeemed on any redemption date would be 250,000. Upon redemption, a holder would receive a cash payment reflecting the 1-for-1 performance of the applicable Index as of the redemption valuation date (which would generally be a date three business days prior to the redemption date) less the investor fee as of the relevant valuation date. It is possible that a redemption fee (for instance, 0.125% of the value of the ETNs) may also be charged in connection with redemption.

Deutsche Bank would propose to list its ETNs on the New York Stock Exchange (the "**NYSE**") or the NYSE Arca.[4] Deutsche Bank intends to issue the ETNs for cash to investors procured by one or more broker-dealers registered with the Commission, including potentially Deutsche Bank Securities Inc., which will act as Deutsche Bank's agents under a distribution agreement for the ETNs. Pursuant to the distribution agreement, the broker-dealers will be able to engage in the distribution of the ETNs to investors on a continuous basis. Depending on the level of demand for the ETNs, Deutsche Bank may issue additional ETNs after the initial issuance that will constitute a further issuance of, and trade fungibly with, the ETNs initially issued.

The only material difference between the exchange-traded notes in the Barclays Letters and the contemplated ETNs is the underlying assets to which the notes are linked; in Deutsche Bank's case, the contemplated underlying assets will be either one of the Indices.[5]

The Indices

One Index to which the ETNs are proposed to be linked is the Dow 10, which has an inception date of December 18, 2001. The Dow 10 is an equally-dollar-weighted market index constructed as a subset of the Dow Jones Industrial

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[4] Each of NYSE and NYSE Arca recently adopted rules that provide criteria for listing on the NYSE and NYSE Arca, respectively, of securities linked to equity indices. Failure to meet the listing criteria would require Deutsche Bank to seek a rule change to issue an ETN, which rule change would be required to be approved by the Commission.

[5] The proposed ETNs may have a shorter maturity than the Barclays exchange-traded notes, fifteen years, as opposed to thirty years, may be issued in denominations of $10 rather than $50, and may have daily, as opposed to weekly, redemptions, but we do not believe these differences are material.

Average ("**DJIA**") that measures the total return of the Dow 10's underlying stocks. Cash dividends are considered reinvested in all of the current component stocks in an equal-dollar basis on the ex-dividend date. Of the 30 stocks in the DJIA, the ten with the highest dividend yields during each 12-month period ending in December, determined two days prior to the last trading day of the year, are selected as underlying securities of the Dow 10 for the following year (subject to the adjustments and alterations described below).

The DJIA comprises 30 common stocks chosen by the editors of *The Wall Street Journal* as representative of the broad market of U.S. industry. In December of every year, the 30 stocks of the DJIA are ranked by dividend yield in descending order, based on ordinary dividends actually paid during the current calendar year. Ordinary dividends are adjusted on a case-by-case basis for corporate actions such as mergers and acquisitions. No special dividends are included in the calculation. After the close of trading on the last business day in December, the Dow 10 is completely reconstructed for the next year with the top ten stocks on the list with the highest ordinary dividend yield, subject to the adjustments and alterations in the circumstances described below.

A preliminary "watch list" is published by Dow Jones, beginning on or about December 20 of each year for the remainder of the year, as a guide to users of the Dow 10 as to impending adjustments and alterations. A second list is published and announced two trading days prior to the last trading session of the year and contains the final components of the Dow 10 for the following year. The new components are included in the Dow 10 at the opening of the first trading session of the new year. Component stocks of the Dow 10 are equal-dollar weighted based on their closing prices on the last trading day of the previous year.

A "watch list" based on year-end values is published in January and updated at the beginning of each month, in each case based on ordinary dividend yields from updated dividend data over the past 12 months and the closing prices at the last trading day of the previous month.

If any Dow 10 stock is removed from the DJIA during the year, it will be removed from the Dow 10 at the same time. In such an event, the DJIA component stock with the highest dividend yield on the most current watch list for the Dow 10 that is not a member of the Dow 10 at that time will replace the deleted component in the Dow 10 at the weight of the removed stock.

* * * * *

Another Index to which the ETNs are proposed to be linked is the Morningstar Wide Moat Focus, which has an inception date of September 30, 2002. This index is an equal weight index that is a subset of stocks in the Morningstar Wide Moat universe, which is itself a subset of the broad-based Morningstar US Market Index.

In constituting the Morningstar Wide Moat Focus, Morningstar, Inc., through a selection committee, first chooses an investable universe of stocks. To be part of the investable universe, the stock must trade on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market; the issuing company in question must have a U.S. domicile or its primary stock market activities must be carried out in the United States; and it cannot have had more than 10 non-trading days in the prior quarter. Excluded are (i) American Depositary Receipts and American Depositary Shares; (ii) fixed dividend shares; (iii) convertible notes, warrants and rights; (iv) tracking stocks; and (v) limited partnerships and holding companies.

This investable universe is then reduced by eliminating stocks that do not have a liquidity score among the top 75% of companies in the eligible universe. Morningstar creates liquidity scores by averaging a company's rank on each of the following measures: (i) average monthly trading volume in United States dollars during the prior six calendar months, or, in the case of companies with less than a six-month trading history, since the stock was first issued; and (ii) the lowest two months' total trading volume during the six calendar months.

Then, Morningstar constructs a US Market Index by selecting the largest stocks that comprise 97% of the market capitalization of the reduced investable universe. At this point, Morningstar analysts assign a "Wide Moat Classification" and "Fair Value Price" to those stocks. The Wide Moat Classification is intended to reflect a company's competitive advantages over other companies, and for this classification, the Morningstar selection committee first examines the ratio of a company's return on invested capital ("**ROIC**") to its cost of capital. If ROIC has not exceeded cost of capital for a given company in the past, and is not deemed likely to do so in the future, that company is disregarded. From the remaining companies, Morningstar analysts attempt to identify those companies that have competitive advantages that are likely to persist over time. Companies with such advantages are viewed as having a "wide moat"; the Morningstar Wide Moat 100 consists of the 100 wide moat companies with the largest market capitalizations.

To create the Morningstar Wide Moat Focus, Morningstar selects 20 stocks from the Morningstar Wide Moat 100 with the highest ratios of "fair value" to stock price. The "fair value" of a company is calculated based on projections of future cash flows over three periods – (1) the succeeding five years, (2) year six until "perpetuity," which is defined as when a company's ROIC equals its cost of capital and (3) perpetuity. The sum of the projected future cash flows over these three periods is discounted to present value, netted against the company's debt and adjusted for off-balance sheet assets and liabilities to arrive at a company's fair value.

Each of the Morningstar Wide Moat Focus stocks is assigned an equal weight in constituting the Index. The Morningstar Wide Moat Focus is reconstituted – that is, membership in the Index is reset – quarterly, on the Monday following the third Friday of March, June, September and December. At these times too, the Index is rebalanced, that is, the weights of the component stocks are adjusted.

Analysis

In the Barclays Letters, no-action relief was granted, *inter alia*, with respect to Rules 101 and 102 of Regulation M, Section 11(d)(1) of the Exchange Act and Rule 11d1-2 under the Exchange Act.[6]

With respect to the relief under Regulation M, relief was predicated in particular on the facts that the exchange-traded notes were redeemable on a regular basis and that the secondary market price of the exchange-traded notes was not expected to vary substantially from the value of the underlying index. On behalf of our client, we seek the staff's confirmation that Deutsche Bank may rely on the Barclays Letters in issuing the proposed ETNs. The fact that the proposed ETNs are to be linked to different underlying assets does not alter in any way their identity to the Barclays exchange-traded notes with respect to redeemability and secondary market price. The proposed ETNs will be redeemable on a daily basis, and, because the return on the ETNs reflects 1-for-1 the performance of the Indices, less an investor fee, the secondary market price of the proposed ETNs should not vary substantially from the value of the underlying Indices, just as in the Barclays Letters. Like the Barclays exchange-traded notes, Deutsche Bank expects that the value of the Index on any day will affect the market price of the ETNs more than any other factor. Other factors may influence the market price of the ETNs for short periods of time,[7] but as a result of the potential arbitrage opportunities inherent in their structure and assuming that the redemption features function as intended, Deutsche Bank does not expect that the ETNs will trade at a material discount or premium to the value of the Index. For these reasons, the proposed ETNs, like the Barclays exchange-traded notes, should not be considered subject to manipulation.

With respect to the relief under Section 11(d)(1) of the Exchange Act and Rule 11d1-2 thereunder, relief was predicated on the substantial similarity between the Barclays exchange-traded notes and exchange-traded funds. Deutsche Bank's proposed ETNs have the same substantial similarity: they seek investment results by tracking the performance of an underlying index; in each case, it is expected that secondary market prices will track very closely the value of the relevant underlying index; moreover, both of the proposed ETNs, like exchange-traded funds, will be registered with the Commission, and listed and

[6] Relief was also granted under Rule 10a-1 under the Exchange Act and Rule 200(g) of Regulation SHO, but such relief would appear unnecessary in view of the Commission's actions in Release No. 34-55970.

[7] Other factors that may influence the market value of the ETNs include: the time remaining to the maturity of the ETNs; supply and demand for the ETNs, including inventory positions with any market maker; economic, financial, political, regulatory or judicial events that affect the level of the Index; the prevailing rate of interest; and the creditworthiness of Deutsche Bank.

traded on national securities exchanges. For these reasons, we believe that the Barlcays Letters should apply to Deutsche Bank's proposed ETNs.

* * * * *

On behalf of our client, we seek confirmation that, for the reasons set forth above, Deutsche Bank may rely on the Barclays Letters issuing the ETNs described above. Please do not hesitate to contact either of the undersigned (Arthur at (212) 450-4742 or Courtenay at (212) 450-4943) if you have any questions with respect to this letter.[8]

Very truly yours,

Arthur S. Long

Courtenay U. Myers

cc: Joseph C. Kopec, Esq.
John Messina, Esq.
(Deutsche Bank AG)

END

[8] Seven additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269 (December 5, 1980).